Exhibit 99.1

FIVE-YEAR SUMMARY

(In Thousands, Except for Per Share Amounts and Footnote Data)

Year Ended December 31	2014	2013	2012	2011	2010
Results of Operations
Net sales	$2,445,548	$2,394,270	$2,519,154	$2,651,667	$2,170,500
Costs and expenses	2,174,250	1,817,595	2,119,371	2,131,919	1,779,266
Operating profit	271,298	576,675	399,783	519,748	391,234
Interest and financing expenses	(41,358)	(31,559)	(32,800)	(37,574)	(25,533)
Other (expenses) income, net	(16,761)	(6,674)	1,229	357	2,788
Income from continuing operations before income taxes and equity in net income of unconsolidated investments	213,179	538,442	368,212	482,531	368,489
Income tax expense	18,484	134,445	80,433	104,471	84,183
Income from continuing operations before equity in net income of unconsolidated investments	194,695	403,997	287,779	378,060	284,306
Equity in net income of unconsolidated investments (net of tax)	35,742	31,729	38,067	43,754	37,975
Net income from continuing operations	230,437	435,726	325,846	421,814	322,281
(Loss) income from discontinued operations (net of tax)	(69,531)	4,108	4,281	(1,617)	7,136
Net income	160,906	439,834	330,127	420,197	329,417
Net income attributable to noncontrolling interests	(27,590)	(26,663)	(18,591)	(28,083)	(13,639)
Net income attributable to Albemarle Corporation	$133,316	$413,171	$311,536	$392,114	$315,778
Financial Position and Other Data
Total assets	$5,223,103	$3,584,797	$3,437,291	$3,203,824	$3,068,081
Operations:
Working capital	$2,208,964	$1,046,552	$1,022,304	$954,442	$984,021
Current ratio	2.94	3.40	3.66	3.38	3.70
Depreciation and amortization	$103,572	$107,370	$99,020	$96,753	$95,578
Capital expenditures	$110,576	$155,346	$280,873	$190,574	$75,478
Investments in joint ventures	$—	$—	$—	$10,868	$1,333
Acquisitions, net of cash acquired	$—	$2,565	$3,360	$13,164	$11,978
Research and development expenses	$88,310	$82,246	$78,919	$77,083	$58,394
Gross profit as a % of net sales	31.5	35.5	35.7	35.9	33.5
Total long-term debt	$2,934,131	$1,078,864	$699,288	$763,673	$860,910
Total equity(a)	$1,488,635	$1,742,776	$1,932,008	$1,678,827	$1,475,746
Total long-term debt as a % of total capitalization	66.3	38.2	26.6	31.3	36.8
Net debt as a % of total capitalization(b)	22.6	25.2	9.6	13.9	17.1
Common Stock
Basic earnings (loss) per share
Continuing operations	$2.57	$4.88	$3.44	$4.35	$3.38
Discontinued operations	$(0.88)	$0.05	$0.05	$(0.02)	$0.08

Shares used to compute basic earnings per share	78,696	83,839	89,189	90,522	91,393
Diluted earnings (loss) per share
Continuing operations	$2.57	$4.85	$3.42	$4.30	$3.35
Discontinued operations	$(0.88)	$0.05	$0.05	$(0.02)	$0.08
Shares used to compute diluted earnings per share	79,102	84,322	89,884	91,522	92,184
Cash dividends declared per share	$1.10	$0.96	$0.80	$0.67	$0.56
Total equity per share(a)	$19.08	$21.77	$21.73	$18.90	$16.11
Return on average total equity	8.3%	22.5%	17.3%	24.9%	23.1%
Footnotes:

(a)	Equity reflects the repurchase of common shares amounting to: 2014—2,190,254; 2013—9,198,056; 2012—1,092,767; 2011—3,000,000; and 2010—400,356.

(b)
We define net debt as total debt plus the portion of outstanding joint venture indebtedness guaranteed by us (or less the portion of outstanding joint venture indebtedness consolidated but not guaranteed by us), less cash and cash equivalents.